Xinde Technology Company

Number 363, Sheng Li West Street

Weifang, Shandong Province

The People’s Republic of China

(011) 86-536-8322068

July 18, 2012

VIA EDGAR AND FACSIMILE

Attention: David R. Humphrey, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Tel: (202) 551-3211
Fax: (703) 813-6963

Re:	Xinde Technology Company Form 10-K for the Fiscal Year Ended June 30, 2011 Filed September 28, 2011 File No. 1-34909

Dear Mr. Humphrey:

We are providing the Company’s responses to the U.S. Securities and Exchange Commission (the “Commission”) comment letter dated June 19, 2012. The Company’s responses to the Commission’s comment letter, provided below, are in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Form 10-K for the Fiscal Year Ended June 30, 2011

Consolidated Statements of Income and Comprehensive Income, page F-4

COMMENT 1:	We note your separate income statement line item for bad debt recoveries of $710,330 in fiscal 2011. Please tell us the nature of this bad debt recovery, including the customer(s) involved, the circumstances surrounding such recovery and which previous fiscal year the related accounts receivable had been reserved.

RESPONSE:	Accounts receivable are carried at original amount less a net of an estimate for doubtful accounts. When a receivable is considered uncollectible, it is written off against the allowance account. Recoveries of amounts previously written off are credited against the allowance account, with changes in the carrying amount of the allowance account are recognized in profit or loss.

United States Securities and Exchange Commission July 18, 2012 Page 2

After considering the Staff’s comment, we believe the recovery of accounts previously written off should have offset the provision for doubtful accounts and should not have been shown as a separate income statement line item. On a prospective basis, the Company will reclassify such recoveries of accounts previously written off. We will also include a full discussion of the reclassification and the reasons for it in our notes to the financial statements in such future filings so that readers are fully informed of the reason for the reclassification. We do not believe the reclassification of such recoveries of accounts previously written off requires a revision of our previously filed consolidated statements of income and comprehensive income included in our annual report on Form 10-K for the year ended June 30, 2011 filed on September 28, 2011, as it does not change revenues, operating expenses, gross profit, net income or earnings per share.

We will add the following disclosure to future Form 10-K filings:

Accounts receivable are net of provision for doubtful allowance. Provision for doubtful allowance activity is as follows:

	June 30, 2011	June 30, 2010
Beginning balance	$(793,630)	$(157,642)
Provision for doubtful accounts	(670,197)	(633,468)
Bad debt recoveries	710,330	-
Currency translation adjustment	(41,353)	(2,520)
Ending balance	$(794,850)	$(793,630)

During the year ended June 30, 2011, we collected $710,330 for accounts receivable which had been provided for in the allowance for uncollectible accounts at June 30, 2010. A list of the customers involved is set forth on Schedule A attached hereto.

Note 8 – Land Use Rights, page F-18

and

Note 9 – Plant and Equipment, page F-19

COMMENT 2:	We note that legal title to certain land use rights, motor vehicles and buildings is registered in names of management members of the Company. In this regard, although you state that your legal counsel has confirmed the ownership of these assets by the Company, please tell us what objectively verifiable evidence exists that supports the inclusion of these assets on your balance sheet under U.S. GAAP.

RESPONSE:

Based upon Document No. 20021 issued by the National Resource Bureau in China in 2002, the owner-party of the land use rights was in the name of our operating subsidiary Weifang Hengyuan Oil Pump & Oil Fitting Co., Ltd. ("Hengyuan") since all of the consideration for the land use rights was paid by Hengyuan in 2002.

United States Securities and Exchange Commission July 18, 2012 Page 3

In March 2005, during the process of obtaining certificates for two office buildings, the property certificate and land use rights were registered in the names of Mr. Ding Jiapeng and Mr. Liu Dianjun, who were the general manager and deputy manager at that time of Hengyuan, respectively.

On March 10, 2005, Hengyuan entered into two agreements with Mr. Ding Jiapeng and Mr. Liu Dian Jun in relation to land use rights and buildings, and such agreements are attached hereto as Schedule C and Schedule D (English translated and Chinese versions are provided). In accordance with the terms of those agreements, the land use rights and buildings are owned by Hengyuan and Hengyuan is the only beneficiary of the land and buildings under any circumstances.

Despite the fact that the assets may be currently registered in the names of certain management members, the motor vehicles and buildings are used in a productive capacity or for administrative purposes for the benefit of the Company for a period longer than one year, and the land use rights attached to the building are for the Company’s administrative purposes.

Furthermore, the buildings and land use rights are controlled by Hengyuan as a result of a purchase transaction with Weifang Shengji Real Estate Development Co., Ltd. in 2004 and the grant of the land by the National Resource Bureau to Hengyuan in 2002, respectively, and by virtue of the fact that the Company expects future economic benefits to continue to flow to the Company as a result of such control.

Based on the fact that the Company has purchased, controlled and used (and continues to control and use) the land use rights, motor vehicles and buildings, the Company accounts for such assets in line with the purchased original cost and are being deprecated or amortized using the straight-line method over the useful life or the lease term of such assets.

We are currently in the process of applying to transfer the legal title of such assets in the name of Hengyuan, which is expected to be complete in the end of the calendar year ending December 31, 2012.

Liquidity and Capital Resources, page 25

COMMENT 3:	In the second sentence of this section, you state that a number of bank loans were arranged to satisfy your financing needs. However, based on the disclosure in Note 11 to your financial statements, it appears you also obtained financing from a related party, identified as Mr. Zengshen, and an unrelated individual (who is not named). In this regard, please tell us the identity and background of the unrelated individual. Also, please explain to us why you borrowed from this individual at interest rates that are substantially higher than your bank loans when you indicate that you have not experienced any difficulty in raising funds through bank loans. Similarly, it is unclear why you continue to borrow funds from Mr. Zengshen when you appear to be able to obtain lower-interest loans from banks. Please explain.

United States Securities and Exchange Commission July 18, 2012 Page 4

RESPONSE:

All of our available bank loans require us to pledge assets or to secure guarantees from third parties, whereas our notes payable to the unrelated third party individual are unsecured and are not guaranteed.

Furthermore, between October 2010 and February 2011, China raised interest rates and increased reserve requirements for banks a number of times to control rising inflation and to absorb excess liquidity. With the growth in demand in the diesel engine market during the last quarter of fiscal 2011 (special peak season due to severe electricity shortage problem), we needed emergency working capital to expand production, while during that time the Company had to repay a bank loan that became due.

Although we plan to continue to obtain working capital from commercial banks in China to support our business development, we note that as a result of China’s tight monetary policy we typically undergo a lengthy approval process (generally one month) for loans and loan extensions with commercial banks. On the other hand, the unrelated third party individuals who provide extended credit services to us do so more quickly (7-10 days) than commercial banks but charge an interest rate which is much higher (the market interest rate for non-financial institutions is approximately 12%-18% on average per annum). As a result, we obtained short term loans from Mr. Zengshen and unrelated third party individuals for temporary capital demand purposes and such interest rates have been consistent with the market interest rates for non-financial institutions in China. In response to the Staff’s request, the name and amount of loans of the unrelated third party individuals are Han Shaoyi $392,976, Li Hongwei $148,526, Hui Jiwen $456,409 and Zhang Qixiu $154,715.

Operating Activities, page 26

COMMENT 4:	We note that your accounts receivable increased $37,313,250 (or 61.7%) to $97,785,036 during the fiscal year ended June 30, 2011, but your revenues only increased 14.9% in fiscal 2011 as compared to fiscal 2010. We also note that your accounts receivable of $97,785,036 at June 30, 2011 represent 69% of your revenues for the fiscal year then ended. Please tell us (i) the credit terms you generally extend to your customers, (ii) why your accounts receivable increased at a much greater pace than your revenues during fiscal 2011, and (iii) why your accounts receivable represent such a high proportion of your annual revenues.

United States Securities and Exchange Commission July 18, 2012 Page 5

RESPONSE:

In response to the Staff’s comment above, please find the Company’s responses below:

(i) Our business operations are conducted in China. In the ordinary course of business in China, we extend unsecured credit to our customers by selling our products with various credit terms, such as 60% to 70% balance within 4-6 months, 25% to 30% balance within 7-9 months and 5% to 10% balance within 10-12 months.

(ii) The increase in accounts receivable was mainly due to increased sales, especially in the last quarter of fiscal 2011.

(iii) Sales increased by 123%, or $28,479,817, to $51,563,638 for the forth quarter of fiscal 2011 from $23,083,821 for the forth quarter of fiscal 2010. A large portion of the June 30, 2011 accounts receivable were collected by December 2011.

Our sales for each quarter are set forth on Schedule B attached hereto.

The increase in sales was mainly attributable to the following factors:

(a) The Company increased its production and sales of its lower emissions and higher energy-saving products, which is encouraged by Chinese government. For example, Hengyuan’s electric transfer pump and multi-cylinder pump, which are used by diesel engine related products, are considered to be highly effective in terms of energy transfer, which boosted the strong demand arising from our lower emissions products in the market;

(b) During the fourth quarter of the fiscal year 2011, several areas in China (e.g., Guangxi, Sichuan and Yunnan provinces) suffered extreme flooding and a shortage of electricity, which significantly increased the demand for our electric transfer pumps, multi-cylinder pumps and generator sets; and

(c) We received several orders which required us to make specific process improvements (for example, specific heat treatment) relating to our new 6105 Pump to meet customer demands. Since the 6105 Pump is more durable and has improved efficiency performance, we were able to raise the unit price on such products.

United States Securities and Exchange Commission July 18, 2012 Page 6

Based on above factors, accounts receivable represented a high proportion of our annual revenues, which was mainly attributable to increased sales, especially the increase in the last quarter caused by the severe power shortage during the summer and the delay in collecting on such increased revenues until after June 30, 2011 as a result of extended credit terms.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this response satisfactorily responds to your request. Should you require further information, please contact Clayton E. Parker of K&L Gates LLP at (305) 539-3306 or Matthew Ogurick of K&L Gates LLP at (305) 539-3352.

Sincerely,

/s/ Dianjun Liu

Dianjun Liu

President and Chief Executive Officer

cc:	Clayton E. Parker, Esq., K&L Gates LLP

John Lucas, Weinberg & Company, PA

United States Securities and Exchange Commission July 18, 2012 Page 7

Schedule A

Name of Customer:	$	Amount:
Yangzhou Feihong Electricity Factory Co., Ltd		64,051
Chengdu Kang Ho Power Equipment Co., Ltd.		26,169
Zhu Daoyin		8,464
Pandonggen Power Co., Ltd.		4,225
Wu Jiaqiang		13,881
Jinniu Dafeng Motor Equipment Co., Ltd		6,563
Fujian Mindong Shengyuan Motor Co. Ltd		3,849
Jiangsu Power Haitian Co., Ltd.		172
Wuhu new ship machinery Co., Ltd.		34,582
Huangshan Jiamei Electrical Equipment Manufacturing Co., Ltd.		60,833
Weifang Anton Steel Market		18,028
Beijing Light fittings Wangyong Kuan Xu Co., Ltd.		7,260
Shijiazhuang Mechanical & Electrical Equipment Company		39,390
Haikou East China Electrical Equipment		48,451
Shandong Engineering Machinery bison Co., Ltd.		75,901
Guangzhou Xun fat Electrical Generator Co., Ltd.		48,251
Shandong Minfeng Machinery Co., Ltd.		46,089
Guiyang Xing Machinery Equipment Co., Ltd.		44,413
Chengdu Shi Chao Qun Company		42,939
Beijing Wang Chunyan Forklift Parts Company		38,680
Chongqing Maverick Wang Xiurong Co., Ltd.		28,448
Zheng Zhenming		23,930
Ma Fushan		18,165
Beijing Mid North Fork Yuanxiu Jiang Co., Ltd.		4,883
Fuzhou Li Jianguo Co., Ltd.		332
Jiangsu Jianghuai Engine Co., Ltd.		1,268
Weifang Huafeng Diesel Engine Parts Sales Co., Ltd.		1,113
Total		$710,330

United States Securities and Exchange Commission July 18, 2012 Page 8

Schedule B

	First quarter	Second quarter	Third quarter	Forth quarter	Total sales
Fiscal 2011	$30,138,909	$32,387,892	$27,596,387	$51,563,638	$141,686,826
Fiscal 2010	$37,634,510	$35,750,798	$26,836,259	$23,083,821	$123,305,388
Increase/(Decease)	($7,495,601)	($3,362,906)	$760,128	28,479,817	18,381,438
	-20%	-9%	3%	123%	14.9%

United States Securities and Exchange Commission July 18, 2012 Page 9

Schedule C

Agreement

The building located at Room 301 and Room 401 Shengli West Avenue (Property No: 039450 of Wei fang) in Weicheng District was registered in the name of Mr. Liu Dian Jun. However, the land use rights and building are owned by Weifang Hengyuan Oil Pump & Oil Fitting Co., Ltd. and Hengyuan is the only beneficiary of the land and buildings under any circumstances.

The owner of property: Weifang Hengyuan Oil Pump & Oil Fitting Co., Ltd.

Siguture of Liu Dian Jun

Date: 10 March 2005

United States Securities and Exchange Commission July 18, 2012 Page 10

Schedule D

Agreement

The building located at Room 501 and Room 601 Shengli West Road No.1509 (Property No: 039449 of Wei fang) in Weicheng District was registered in the name of Mr. Ding Jiapeng. However, the land use rights and building are owned by Weifang Hengyuan Oil Pump & Oil Fitting Co., Ltd. and Hengyuan is the only beneficiary of the land and buildings under any circumstances.

The owner of property: Weifang Hengyuan Oil Pump & Oil Fitting Co., Ltd.

Siguture of Ding Jia Peng

Date: 10 March 2005